FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2015
Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, Connecticut 06032

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm
To the Administrator of the United Technologies Corporation Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 13 to the financial statements, the Plan changed the valuation, presentation and disclosure related to fully benefit-responsive investment contracts in 2015.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 24, 2016

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2015	December 31, 2014
Assets:
Investment in Master Trust, at fair value	$12,528,876	$13,950,643
Investment in Master Trust, at contract value	6,590,829	6,593,312
Notes receivable from participants	163,420	163,006
Net assets available for benefits	$19,283,125	$20,706,961
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31, 2015
Additions to net assets attributed to:
Contributions:
Participants'	$514,800
Employer's	104,124
Interest income on notes receivable from participants	6,419
Total additions	625,343
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	1,217,225
Plan interest in net depreciation and investment loss of Master Trust	783,004
ESOP debt payments	21,000
Administrative expenses	21,298
Interest expense	6,652
Total deductions	2,049,179
Net decrease	(1,423,836)
Net assets available for benefits December 31, 2014	20,706,961
Net assets available for benefits December 31, 2015	$19,283,125
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (UTC, the Corporation, the Employer, or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees of the Corporation and employed by participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Generally, participants are eligible for matching Employer contributions after one year of service, as defined. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document, which are available from UTC.
On November 6, 2015, UTC completed the sale of the Sikorsky Aircraft business (Sikorsky) to Lockheed Martin Corp. (Lockheed). Affected participants were fully vested in their account balances on that date. No Plan assets were transferred to Lockheed and the sale did not result in any significant withdrawal from the Plan.
Trustee and Recordkeeper. State Street Bank and Trust (Trustee) is the Plan Trustee. Aon Hewitt is the Plan's administrative recordkeeper.
Contributions and Vesting. The percentages of total compensation that participants may elect to contribute, through payroll deductions, vary depending on the provisions of the Plan specific to a participant's location. Participants direct the investment of their contributions into various investment options offered by the Plan through the United Technologies Employee Savings Plan Master Trust (Master Trust). A Roth 401(k) option also allows participants to make after tax contributions. Any earnings on the Roth contributions are tax free when withdrawn, provided the participant meets the Roth distribution requirements.
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, four commingled index funds, eleven target retirement funds, one stable value fund, a company stock fund and a mutual fund brokerage window as investment options to participants. The Plan also offers the Lifetime Income Strategy (LIS) as an investment option. The LIS includes an insurance component and is intended to provide participants with a steady stream of secure retirement income. The LIS is the Plan's qualified default investment option. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, new participants are automatically enrolled at a 6% pre-tax deferral rate 45 days from their date of hire. Participants may opt out of automatic enrollment at any point before or after the 45 day window. The contribution rate will automatically increase by 1% each year thereafter until it reaches 10%. Automatic contributions are invested in the Plan's Lifetime Income Strategy fund.
Generally, UTC matches up to 60 percent of a participant's contributions, up to specified limits, in UTC Common Stock (Common Stock), with a different match percentage for certain employees. Generally, Employer contributions plus actual earnings thereon become fully vested after two years of Plan participation or three years of continuous service.
UTC has established a leveraged Employee Stock Ownership Plan (ESOP) to fund the Employer matching contributions to the Plan. The ESOP is primarily invested in UTC Common Stock. Shares allocated to a participant's ESOP account may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan's vesting requirements.
The Plan provides an automatic non-matched Employer contribution to certain eligible employees hired after December 31, 2009. Contributions as a percentage of the participant's compensation, as defined in the Plan, will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; and 5.5% for employees age 50 and older. Such contributions will be made regardless of an employee's election to participate in the Plan. Automatic Company contributions are generally subject to the same terms and conditions applicable to employer contributions, provided, however that the Company automatic contributions shall not be available for loans or hardship distributions.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) UTC's contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2015, amounts forfeited from non-vested accounts totaled approximately $2.3 million, $2 million of which was used to fund UTC's contributions. As of December 31, 2015 and 2014, the balance of forfeited non-vested accounts was $185,912 and $660,296, respectively.
Voting Rights. Common stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Employer stock in the UTC Common Stock Fund or participants' ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All Employer stock in the ESOP Fund that has been allocated to participants' ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants' ESOP accounts.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50 percent of their vested account balances (excluding company automatic contributions) or $50,000, with a minimum loan amount of $1,000, and must repay their loan within five years. New loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 4.5 percent and 4.25 percent at December 31, 2015 and 2014, respectively. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. The Plan's balance of Notes receivable from participants as of December 31, 2015 and 2014 includes remaining participant balances from certain other plans previously converted into the Plan.
Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement, who is invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2015 were approximately $57 million at fair value as of the respective transaction date.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual Income Benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual Income Benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however participants cannot carry forward unused portions of a given year's annual Income Benefit, and amounts withdrawn in excess of a given year's annual Income Benefit will reduce the future Income Benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.
Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the UTC Common Stock Fund and ESOP Common Stock Fund, increase or decrease the participating plans' unit values. UTC Common Stock Fund and ESOP Common Stock Fund dividends increase the Plan's units in each fund. Distributions to participants reduce the number of participation units held by the participating plans. See Note 4 for further discussion
Fully Benefit-Responsive Investment Contracts. The Plan invests in investment contracts through the Master Trust. In 2015, the Plan adopted the provisions of Accounting Standards Update (ASU) 2015-12, which designates contract value as the only required measure for fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Notes 3, 5, and 13 for further discussion.
The Master Trust invests in a stable value fund that invests in traditional guaranteed investment contracts (GICs), managed separate account GICs and synthetic GICs with financial institutions. Traditional GICs are investment contracts invested in insurance company general accounts, wrapped by insurance companies. The Plan participates in the underlying experience of the general account via future periodic rate resets, which once set, are guaranteed by the insurance company. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by an insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero. As fully benefit-responsive investment contracts, the stable value fund's investments are stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk. See Note 3 for further discussion.
Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Short-term investments represent money market accounts and are valued at the net asset values per share (NAV) as of the valuation date. The money market accounts that are invested in by the Master Trust are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2015 and 2014 there were no restrictions in place related to either participant or plan-sponsor directed redemption of these commingled funds.
The Plan offers the LIS as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secured income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2015 there were no restrictions in place related to either participant or plan sponsor directed redemption of these funds unless certain criteria are met.
The Master Trust invests in managed separate accounts established for the sole benefit of UTC participants. The investment valuation policy of these managed separate accounts is to value investments at fair value, which is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock and interest in real estate investment trusts is stated at fair value determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Shares held in mutual funds through the mutual fund brokerage window are valued at net asset value as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
UTC Common Stock is stated at fair value determined using the closing market price for UTC Common Stock as of the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2015. All other administrative, Trustee, investment management fees, recordkeeper fees and other investment expenses were paid from Plan assets during 2015.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 6 for discussion of risks and uncertainties related to derivatives.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2015 through the date the financial statements were issued.
NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in traditional GICs, managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.
Investment contracts held by the Master Trust included the following:

(thousands of dollars)	December 31,
	2015	2014
Traditional GICs	$155,321	$308,611
Managed Separate Account GICs	2,447,627	2,323,883
Synthetic GICs	5,334,098	5,291,569
Total	$7,937,046	$7,924,063
NOTE 4 - INVESTMENT IN MASTER TRUST
UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, the Plan and the UTC Represented Employee Savings Plan combine their trust fund investments in the Master Trust.
Participating plans purchase units of participation in the investment funds based on their contribution to such funds in addition to income or loss the investment funds may earn or sustain, less distributions made to the plans' participants and plan expenses. The Plan's interest in the net assets of the Master Trust was approximately 89% and 90% at December 31, 2015 and 2014, respectively.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:
UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	December 31,
	2015	2014
Assets
Investments at fair value:
Cash and short-term investments	$173,214	$176,648
Mutual funds	245,675	244,735
Common and preferred stock	5,300,985	5,475,880
Interest in real estate investment trusts	232,763	224,644
U.S. Government and agency securities	6,224	5,475
Other securities	12,049	12,021
Commingled index funds	1,618,594	1,640,395
UTC Common Stock	5,888,483	7,201,011
Total investments at fair value	13,477,987	14,980,809
Fully benefit-responsive investment contracts at contract value - Stable value fund	7,937,046	7,924,063
Total investments	21,415,033	22,904,872
Notes receivable from participants	212,526	212,753
ESOP receivables	67,286	77,306
Total assets	21,694,845	23,194,931
Liabilities
Accrued ESOP interest	(322)	(386)
Notes payable to UTC	(131,000)	(152,000)
Total liabilities	(131,322)	(152,386)
Net assets	$21,563,523	$23,042,545
Net assets of the Master Trust attributable to the Plan	$19,283,125	$20,706,961

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2015
Additions:
Interest and dividend income	$564,417
Transfers in from participating plans for purchase of units	724,980
Interest income on notes receivable from participants	8,244
Total additions	1,297,641
Deductions:
Net depreciation on fair value of investments	(1,357,176)
Transfers out on behalf of participating plans for distributions	(1,368,018)
ESOP debt principle payment	(21,000)
ESOP debt interest expense	(6,652)
Master Trust administrative expense	(23,817)
Total deductions	(2,776,663)
Decrease in net assets	(1,479,022)
Net assets:
Beginning of year	23,042,545
End of year	$21,563,523

(thousands of dollars)	2015
Amounts pertaining to Plan:
Plan interest in net depreciation and investment loss of Master Trust	$(783,004)
Interest income on notes receivable from participants	$6,419
Contributions received (cash basis)	$618,924
Distribution to participants or beneficiaries	$(1,217,225)
Debt payment	$(21,000)
Plan interest in administrative and interest expense	$(27,950)

NOTE 5 - FAIR VALUE OF INVESTMENTS IN THE MASTER TRUST
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2015 and 2014:

	December 31, 2015
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total [2]
Short-term investments	$—	$98,820	$—		$98,820
Mutual funds	245,675	—	—		245,675
Separate accounts:
Short-term investments	—	62,514	—		62,514
Common and preferred stock	5,300,985	—	—		5,300,985
Interest in real estate investment trusts	232,763	—	—		232,763
U.S. Government and agency securities	—	6,224	—		6,224
Other securities	12,049	—	—		12,049
UTC Common Stock	5,888,483	—	—		5,888,483
Commingled index funds[1]				$1,618,594	1,618,594
Total	$11,679,955	$167,558	$—	$1,618,594	$13,466,107

	December 31, 2014
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total [2]
Short-term investments	$—	$103,098	$—		$103,098
Mutual funds	244,735	—	—		244,735
Separate accounts:
Short-term investments	—	57,100	—		57,100
Common and preferred stock	5,475,880	—	—		5,475,880
Interest in real estate investment trusts	224,644	—	—		224,644
U.S. Government and agency securities	—	5,475	—		5,475
Other securities	12,021	—	—		12,021
UTC Common Stock	7,201,011	—	—		7,201,011
Commingled index funds [1]				$1,640,395	1,640,395
Total	$13,158,291	$165,673	$—	$1,640,395	$14,964,359

1
In 2015, Plan adopted the provisions of ASU 2015-07, which permits investments that utilize NAV as a practical expedient to measure fair value to be excluded from the fair value hierarchy. See Note 13 for further discussion.

2	The tables above exclude approximately $11,880 thousand and $16,450 thousand of net receivables due to the Master Trust for the Plan years ended December 31, 2015 and 2014, respectively.
As of December 31, 2015 there were no significant transfers in and out of Level 1 and Level 2.
In 2015, the Plan adopted the provisions of ASU 2015-12, which allowed fully benefit-responsive investment contracts to be reported at contract value rather than fair value. See Notes 2, 3, and 13 for further discussion.
NOTE 6 – DERIVATIVES
The investment managers retained by UTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency. These derivatives are primarily in the form of interest rate futures and swaps, and are contained within the stable value fund, which is reported at contract value.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives.
Futures Contracts. The Master Trust uses fixed income and equity index futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the

Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.
Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (initial margin) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (FCM) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and UTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
There were no significant unrealized gains or losses from futures contracts in the Master Trust Statement of Net Assets as of December 31, 2015 and 2014. Similarly, there were no significant gains or losses on futures contracts in the Master Trust Statement of Changes in Net Assets for the year ended December 31, 2015.
During the year ended December 31, 2015, the average notional value of futures contracts was approximately $24 million. The average value of futures contracts sold and purchased were each approximately $2 million.
NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN
The ESOP was established on June 30, 1989. The ESOP purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock (ESOP Shares), with a $4.80 per share annual dividend from UTC. The ESOP financed the ESOP Share purchases with interest bearing promissory notes in 1990, which were repaid in full during 2009. The Trustee executed a series of additional promissory notes ("ESOP debt"), which replaced a portion of the original promissory notes with internal financing arrangements designed to align the value of shares released from the reserve account with plan matching contribution obligations. (See Note 8 for details on the portions of ESOP debt currently outstanding).
On November 6, 2003, UTC and the Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 85 million shares of Common Stock (split adjusted). At the time of the conversion, each ESOP Share was convertible into four shares of Common Stock and had a value of $65.
Shares of Common Stock are allocated to participant accounts of the Plan as participants earn UTC's matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the ESOP debt. For the year ended December 31, 2015, participants were credited with matching contributions of approximately $148 million representing approximately 1,384,000 shares. Additionally, in lieu of receiving cash, participants' dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2015, participants earned dividends of approximately $75 million representing approximately 718,000 shares of Common Stock.
Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock.

The ESOP Fund's investment in Common Stock shares at December 31, 2015 and 2014 is as follows:

	2015		2014
(thousands of dollars, except shares)	Allocated	Total	Allocated	Total
Number of Shares	29,143,703	41,998,025	29,764,393	43,931,943
Market Value	$2,799,836	$4,034,750	$3,422,905	$5,052,173
The market value per share of the Common Stock was $96.07 and $115.00, at December 31, 2015 and 2014, respectively. The net assets available for benefits in the ESOP Fund at December 31, 2015 and 2014 include unrealized appreciation of approximately $3.7 billion and $4.7 billion, of which approximately $1.1 billion and $1.5 billion relates to unallocated shares, respectively.
NOTE 8 - ESOP DEBT
The following table represents the current ESOP debt owed by the Master Trust to UTC.

Date Issued	Principal (000's)	Rate of Interest	Due
December 10, 2006	$20,000	5.05%	December 10, 2036
December 10, 2007	46,000	4.90%	December 10, 2037
December 10, 2008	32,000	2.68%	December 10, 2038
December 10, 2009	33,000	4.25%	December 10, 2039
	$131,000
Principle repayments made during the Plan year ended December 31, 2015 totaled $21 million.
NOTE 9 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the UTC Common Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by the Trustee. During the year ended December 31, 2015, the Plan purchased units of the Fund in the approximate amount of $749 million including dividends and interest of approximately $39 million, sold units of the Fund in the approximate amount of $718 million, and had net depreciation on the Fund in the approximate amount of $288 million. The total value of the Plan's interest in the Fund was approximately $1,574 million and $1,831 million at December 31, 2015 and 2014, respectively.
The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of UTC. The total value of the Plan's interest in the ESOP was approximately $4.0 billion and $5.0 billion at December 31, 2015 and 2014, respectively (see Notes 1,7 and 8). In connection with the note payable financing (see Note 8) the Plan has an ESOP receivable of approximately $67 million from UTC as of December 31, 2015.
NOTE 10 – PLAN TERMINATION
Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2015	2014
Net assets available for benefits per the financial statements	$19,283,125	$20,706,961
Amounts allocated to participant withdrawals	(1,862)	(2,256)
Adjustment from contract to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	—	420,408
Net assets available for benefits per Form 5500	$19,281,263	$21,125,113

Year Ended
(thousands of dollars)	December 31, 2015
Distribution to participants or beneficiaries per the financial statements	$1,217,225
Add: Amounts allocated to participant withdrawals at December 31, 2015	1,862
Less: Amounts allocated to participant withdrawals at December 31, 2014	(2,256)
Distribution to participants or beneficiaries per Form 5500	$1,216,831
Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, as of December 31, 2014, fully benefit-responsive GICs are presented on the Form 5500 at fair value while these investments are presented at contract value in the Plan's financial statements. As of December 31, 2015, fully benefit-responsive GICs are presented at contract value in both the Form 5500 and in the Plan's financial statements. The statement of changes in net assets available for plan benefits per Form 5500 for the year ended December 31, 2015 includes the resulting decrease of $420,408 thousand in Net investment loss.
NOTE 12 – TAX STATUS
The Internal Revenue Service has determined and informed UTC by letter dated April 24, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
NOTE 13 – ACCOUNTING PRONOUNCEMENTS

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. The ASU is effective for annual reporting periods beginning after December 15, 2015, with earlier application permitted. The provisions of this ASU have been adopted for the current Plan year and retrospectively for the Plan year ended December 31, 2014. See Note 5 for further discussion.

In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. This ASU is intended to reduce complexity in employee benefit plan accounting. Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts, and Part II simplifies investment disclosures by eliminating certain requirements, and simplifying the level of disaggregation for investments measured at fair value. Part III of the ASU simplifies accounting for plans with fiscal year ends that do not coincide with a calendar month end. The ASU is effective for annual reporting periods beginning after December 15, 2015, with earlier application permitted. Part III is not applicable to the Plan. The provisions of Parts I and II of this ASU have been adopted for the current Plan year and retrospectively for the Plan year ended December 31, 2014. See Notes 2, 3, and 5 for further discussion.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation Employee Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$19,119,705,000
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 2.41 percent to 11 percent, terms ranging from 1 year to 20 years	—	163,420,000
			$—	$19,283,125,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE
The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated:	June 24, 2016	By:	/s/ NATALIE MORRIS
Natalie Morris
VP, Global Benefits & HR Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.